

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 26, 2017

Eric S. Rosenfeld
Chief Executive Officer
Harmony Merger Corp.
777 Third Avenue, 37th Floor
New York, New York 10017

> **Re: Harmony Merger Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 9, 2017**
> **File No. 001-36842**

Dear Mr. Rosenfeld:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Lisa M. Kohl for
>
> Mara L. Ransom
> Assistant Director
> Office of Consumer Products

cc: Jeffrey Gallant, Esq.